Exhibit 99.1

Luxfer Group Updates Third-quarter 2016 Guidance and Announces Conference Call for November 8

SALFORD, England—(BUSINESS WIRE)—Luxfer Group (NYSE:LXFR) (the “Company”) today provided updated guidance for its third quarter ended September 30, 2016, and announced that it will release financial results after the market closes on Monday, November 7, 2016. Luxfer has scheduled a conference call at 8:30 a.m. U.S. Eastern Time on Tuesday, November 8, 2016.

When Luxfer reported second-quarter 2016 results on August 9, 2016, the Company advised that it anticipated weaker third-quarter trading, with certain contracted shipments rescheduled into the fourth quarter. In addition, the Company noted that lower defense spending was affecting demand for its magnesium-based products, compounded by an outage at a defense customer’s plant.

Luxfer Chief Executive Brian Purves commented: “Demand has softened in a number of our markets, and defense in particular is below our prior view. As a result of the softening, there is near-term downside, particularly to sales of our magnesium products, and this will affect the Company’s results. We currently expect Q3 Adjusted EPS to be approximately 12 cents below the results for Q1 and Q2 this year. We must assume that the current weakness in defense-related markets will persist at least until the end of 2016, and we have temporarily closed one magnesium powder facility and laid off employees at another of our magnesium business units.”

The defense customer’s unexpected outage at the end of May has lasted longer than anticipated, and other customers are reporting unusually low requirements for our magnesium-based products over the next few months, with normal demand for magnesium powder not expected to recover before Q1 2017. Additionally, a large user of our sand-casting alloys recently entered into Chapter 11 protection in a U.S. bankruptcy court, citing low military spending and the troubles of the oil & gas industry that together have resulted in reduced demand for helicopters. While the customer’s management has stated publicly that they plan to fully repay all unsecured creditors, Luxfer now has a $1.2m receivable at risk and potentially subject to an impairment provision, dependent on the implementation of the customer’s debt repayment plan and disclosure statement. Although the end customers, notably helicopter makers, can be presumed to need continued supply of the sand-cast parts, there may be a short-term disruption to our sales.

Mr. Purves continued: “We are working on several substantial commercial opportunities for magnesium products that we anticipate will help offset the weakness in some traditional markets. However, these opportunities are not yet firm as to size and timing. At this point, we believe the current low level of orders for magnesium products to be temporary, driven by near-term budgetary and other issues impacting our products more than in prior periods. The view that defense-related magnesium orders are temporarily delayed is supported by the recent award (September 30) of a large contract for flare production by the US Military for 2017 production where we will be the powder supplier.”

Third-quarter Conference Call Details

U.S. participants for the November 8, 2016, conference call may telephone 877-341-8545. U.K. participants may call 08000288438. Participants from other countries may call +1-908-982-4601. The participant conference ID code is 93588616. Please begin the call-in procedure at least 15 minutes before the conference call starts. The call is expected to last about an hour.

Use the following link to access slides related to the conference call: https://event.webcasts.com/starthere.jsp?ei=1120088

A recording of the conference call will be available for replay two hours after the completion of the call and will remain accessible until the next quarterly report is released. To hear the recording, call 800-585-8367 in the U.S., 08009172646 in the U.K. and +1-404-537-3406 in other countries. Enter conference ID code 93588616 when prompted. Slides used in the presentation and a recording of the call will also be available in the investor relations section of the Luxfer Group website at www.luxfer.com.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 15, 2016. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.